UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 205491

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
August 2, 2023
Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statement File Nos. 333-265958, 333-265958-01, 333-265958-02, 333-265958-03, 333-265958-04 and 333-265958-05 of British American Tobacco p.l.c., British American Tobacco Holdings (The Netherlands) B.V., Reynolds American Inc., B.A.T. Netherlands Finance B.V., B.A.T. International Finance p.l.c. and B.A.T Capital Corporation, and related Prospectuses and Prospectus Supplements, as such Registration Statement, Prospectus and Prospectus Supplements may be amended from time to time.
EXHIBIT INDEX

Exhibit	Description

Exhibit 1.1
Underwriting Agreement, dated July 31, 2023, by and among B.A.T Capital Corporation, the Guarantors party thereto and BofA Securities, Inc., Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, Santander US Capital Markets LLC and Wells Fargo Securities, LLC.

Exhibit 1.2
Underwriting Agreement, dated July 31, 2023, by and among B.A.T. International Finance p.l.c., the Guarantors party thereto and BofA Securities, Inc., Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, Santander US Capital Markets LLC and Wells Fargo Securities, LLC.

Exhibit 4.1	Supplemental Indenture No. 16, dated as of August 2, 2023, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.

Exhibit 4.2	Supplemental Indenture No. 17, dated as of August 2, 2023, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.

Exhibit 4.3	Supplemental Indenture No. 18, dated as of August 2, 2023, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.

Exhibit 4.4	Supplemental Indenture No. 19, dated as of August 2, 2023, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.

Exhibit 4.5	Supplemental Indenture No. 3, dated as of August 2, 2023, by and among B.A.T. International Finance p.l.c., the Guarantors party thereto and Citibank, N.A., as Trustee.

Exhibit 5.1	Opinion of Cravath, Swaine & Moore LLP.

Exhibit 5.2	Opinion of Linklaters LLP (London).

Exhibit 5.3	Opinion of Stibbe N.V.

Exhibit 5.4	Opinion of Womble Bond Dickinson (US) LLP.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.
By:	/s/ Tadeu Marroco
	Name:	Tadeu Marroco
	Title:	Chief Executive
Date: August 2, 2023